Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Date: June 17, 2021

The following is a transcript of an investor call held on June 17, 2021 in connection with a proposed transaction involving GS Acquisition Holdings Corp II and Mirion Technologies, Inc.

Investor Call Script

Operator’s opening script:

Good evening and welcome to the GS Acquisition Holdings Corp II and Mirion Technologies Transaction Announcement Conference Call.

Before we start I would like to remind you that the discussions during this conference call will include forward-looking statements and that actual results may differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ are discussed in the press release GSAH issued today and in GSAH’s other SEC filings. The discussions during this call will also include certain financial measures that were not prepared in accordance with generally accepted accounting principles. Reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in the investor presentation for this conference call and in GSAH’s SEC filings. The investor presentation which will be filed today can also be found on GSAH website gspcs.com.

I would now like to turn the conference over to Mr. Tom Knott. Please go ahead.

Thank you and good evening everyone. This is Tom Knott, from Goldman Sachs and the CEO of GS Acquisition Holdings Corp II. I want to welcome you to the investor call to announce the proposed public listing of Mirion Technologies through a business combination with GSAH II. Joining me on the call today is Tom Logan, Mirion’s long-time CEO, Brian Schopfer, Mirion’s CFO, and Larry Kinsgley, the former CEO and Chairperson of both IDEX and Pall Corporations, who will become Chairman of Mirion when the transaction closes.

Please turn to slide 4.

Before I formally introduce the team and we get into the details of the business and the transaction, I want to begin with a few remarks about how we got here.

pg. 1

After the success of our first SPAC last year, I spoke with many of you about our philosophy and approach to the SPAC market. We said we would focus our efforts on finding a defensive asset with a long and profitable operating history, strong and reliable cash flows, the ability to deploy cash at high incremental returns, significant opportunities for continued growth and margin expansion, and a public-company-ready management team. We also wanted to align our interests with those of our investors and the company we would purchase. Finally, we said that we wanted to match the needs of the company with the experience and capabilities of the right Chairperson. Market developments over the past year have made this approach even more apt, in our view.

This brings me to Mirion. We are very fortunate to have found a company and a transaction that checks all the boxes: a long history of growth, profitability and cash generation across cycles, the leading global position in a wide number of still fragmented markets, a large and growing TAM, technological, scale and brand differentiation, a robust and highly predictable growth path, high margin/capital-lite economics, significant identified margin upside, a demonstrated acquisition track record, and an experienced and successful management team. Taken together, we believe the company is well positioned for continued growth and long-term value creation.

Equally important, we have found a terrific partner for Mirion in Larry Kingsley. As many of you know, after becoming Group Vice President at Danaher, Larry led two outstanding public firms for over 10 years collectively: IDEX and Pall Corporations. Those who invested with Larry made a great return, with the combined stocks up approximately 400% vs the S&P 500 at about 200% over the same period. That performance was marked by consistent, annual improvements in the people, processes and portfolio of the businesses that made up both companies. Larry focused these companies on businesses with great positions in good industries, differentiated with technology, implementing a lean operating system and driving functional transformation throughout the organizations, abiding by a rigorous process for capital deployment, steadily planting seeds for the long-term, and consistently delivering on his commitments. Most importantly, he positioned both businesses for future success.

pg. 2

We have been gratified to see the partnership between Larry, Tom Logan and the rest of the Mirion team bloom over the past four months and we are excited to be a part of Mirion’s transition to becoming a public Company.

Now, I would like to turn the call over to Larry, to talk about his perspectives on the Mirion and level of excitement regarding this transaction:

Thanks, Tom. Please turn to slide 5

When Tom approached me four months ago with Mirion, I was impressed by both Goldman’s approach to the process in general and the Mirion opportunity in particular. In my experience both as a public company leader and in private equity, it is incredibly rare to find a company of size that has a great position in a good industry, is able to differentiate with technology, and that has significant potential upside in growth, both organic and inorganic, that is well positioned to flow that growth through to the bottom line. Marrying all those features with a healthy balance sheet post-close, minimal cyclicality, and a valuation that represents a significant discount to its peers is really unique. I am delighted to report that we have found all that and more in Mirion. We describe our perspective on the investment on slide 5 of the investor presentation, but, as Tom said, it checks all the boxes and I believe this is an incredibly compelling opportunity.

Mirion was formed by Tom Logan in 2005 through the merger of three industry leaders and was acquired by Charterhouse in 2015. In its sixteen years, Mirion grew at double-digit rates, expanded margins by over 1,000 bps and became the clear global leader in the detection and measurement of ionizing radiation. While its past performance has been outstanding, I WHOLEHEARTEDLY BELIEVE that we can do so much more with it.

Starting with the market, the Company operates in a fundamentally good industry that has been underappreciated historically. It has supported solid organic growth and attractive margins both at Mirion and at peers, for many years, and I believe the fundamentals are firmly in place for that to continue for a long time to come.

pg. 3

The detection and measurement of ionizing radiation remains critically important in all the company’s end markets – Medical, Labs, Nuclear, Diversified Industrials.

Turning to the Company specifically, I believe that Charterhouse, Tom Logan and his team have all been smart in the way they have stewarded the asset over the last several years. Instead of aggressively slashing costs to temporarily boost margins, they invested for the long term to expand into adjacencies and to provide a solid foundation for growth. Tom and the team had already delivered persistent and consistent organic growth and margin expansion for ten years before being acquired by Charterhouse. Charterhouse supported Tom’s vision for the team, culture and resources necessary for this business to reach its potential. Together, they also made significant investments in acquisitions, refocused the selling and R&D efforts, and reinforced from top to bottom the customer-focused culture that’s required for success. These efforts have yielded strong and accelerating organic growth of from 3% to 4% to 6% from FY’18 to FY’21 estimated; and that is despite COVID. Our outlook for the next three years is similarly robust.

I see in Mirion a leader in a technologically demanding space with wide moats, fragmented but well-disciplined competition, multiple near adjacencies where our technology, scale and/or customer presence provides us with advantages, excellent economics, a deep acquisition pipeline, solid organic growth drivers, a disciplined acquisition identification and integration process, and an established operating system. This is why I describe Mirion today as in a very similar position to where IDEX Corporation was when I first arrived. Much of the heavy lifting required to get the foundation in place has been done and Mirion is well positioned to benefit from the same system and process disciplines that deliver outstanding results. I believe my experience delivering top line growth, expanding margins and long term performance at both IDEX and Pall will contribute to how we extend and accelerate a great run for Mirion.

Finally, Charterhouse, Goldman Sachs, Tom and his team, and I all see the logic in the opportunity—Charterhouse and management are rolling approximately $390mm of their equity, Goldman Sachs or certain of its affiliates or employees are investing an additional $200mm, my family and I are investing an additional $5mm. I would like to note that the management team is rolling 100% of their equity. Also, we have been speaking to select institutional investors around the world over the last several weeks and have raised a $700 million PIPE that’s committed to the deal on substantially the same terms we will outline today.

pg. 4

As you probably can tell, I am very excited by this opportunity and I hope you will be, too.

Now, I will turn the call over to Tom, who can take you through the business in a little more detail. Tom?

Slide 6:

Thank you Larry. Before I begin, let me tell you how excited I am about the opportunity to take Mirion public. Together with our partners at Charterhouse we have built a great foundation over the past six years and I truly believe now is the right time to bring the company to the public markets, and to be able to do it with Larry Kingsley and Goldman Sachs is monumental.

I’ve had the great fortune of getting to know Larry over the past four months and I can tell you he has already added tremendous value to me and my team, and I can’t wait to deepen our partnership as we enter into this endeavor. Whether the topic has been organic activity, inorganic ideas, margin expansion opportunities or taxes, Larry has brought a wonderful and very useful perspective to the dialogue that is already helping drive Mirion towards new heights.

Now, let me transition into our business on slide 6. Mirion is a $700 million business and we are the largest provider of ionizing radiation detection and measurement technologies globally. We focus on providing radiation detection and monitoring equipment, analytical tools, personal detection and dosimetry solutions, radiation therapy quality assurance and radionuclide therapy products and services for vital applications in the nuclear power, medical, lab, civil defense and military end markets.

We are a global company with 45% of our revenues being generated in North America and 55% of our revenue being generated outside of North America. Our reach is broad as we conduct business around the globe and act local in each of our 3 primary regions with sales, engineering, manufacturing and service being resident in each one of those regions.

pg. 5

We enjoy high barriers to entry due to our technology, established brands, scale and installed base. We have a diverse customer base with very long term, “sticky” relationships and over 70% of our sales are recurring replacement, maintenance or service in nature.

Turning to slide 7…

The images on pages 7 and 8 provide a good representation of where we dominate within some of our key markets. As you move from left to right at the top of page 7, you will see our electrical penetration assemblies, surveillance & imaging systems and in core detectors. These and related products are installed during the 3-5-year construction phase of a nuclear power plant. As you move to the right, you see portals, dosimetry solutions, monitors and in-core detectors as examples of products that are replaced and upgraded over the 40 year+ operating life of the plant. To the right, you see two of the products that would be part of the10+ year decommissioning and decontamination phase of a plant’s life-cycle. All this equipment is used to efficiently “characterize” waste and to protect the workers, and surrounding communities from the potentially harmful effects of ionizing radiation.

In the lower left-hand side of the slide, you will see some of the solutions we provide to labs and research facilities. Lab personnel are trained and perform their day-to-day tasks using our spectrometers, detectors and other equipment and software.

On the lower right-hand-side we illustrate some of our wide portfolio of civil and defense detectors and dosimeters. The products are used to detect the presence and location of a source of ionizing radiation, and to measure the potential exposure to personnel.

Turning to slide 8…

The images on slide 8 provide a representation of some of where we serve in the nuclear medicine and dosimetry markets. The top three panels highlight our activity in radiation therapy hardware, software, alignment. The section at the bottom describes our medical dosimetry products which serve hospitals, clinics, dentists and veterinarians worldwide on a subscription basis.

pg. 6

Not shown is our radionuclide therapy products for nuclear medicine in radiation measurement, shielding, product handling, and rehabilitation.

We also have the ability to then deploy, maintain and monitor any of our offerings through our sales service organization and channel partners. Our sales and service organization comprises of over 250 professionals throughout the world who provide 24 x 7 support for our customer base. This team provides us constant customer feedback and makes us very sticky with our customers.

Turning to slide 9

As we have grown over time and diversified our customer mix we now have a total immediately addressable market of $4 billion dollars and an additional set of near-in adjacencies of over $13 billion dollars, representing a huge opportunity, and we are in market leading positions across the space. We have earned this market leadership over decades, driven by best-in-class technology and innovation, and strengthened by our global scale, and we are not stopping. Innovation within each one of these product areas continues at an accelerated pace.

We are excited about the new opportunities that this landscape presents as well – from the Suncheck cloud-based workflow solution for radiotherapy quality assurance to the Accurad personal radiation dosimeter for homeland security applications and from the Instadose next-generation occupational dosimeter to the revolutionary Aegis portable gamma spectrometer – we are well positioned to extend our market leading positions.

Despite these leadership positions, our market shares are generally in the 20-25% range and we have plenty of room to grow. While we generally face 1-2 significant competitors in each end market, most of our competitors are smaller, more fragmented country-specific or regional players with narrow product ranges. This competitive landscape, together with our established brand, technology and scale advantages, can help us accelerate growth through future potential inorganic activity both in our currently served markets and in near adjacencies. So, overall I am excited about the opportunities this space provides us.

On Slide 10…

At the core of this transaction is the real opportunity for value creation. The secular backdrop of the medical, lab, nuclear power and civil end markets is more compelling than ever, and we are operating from a position of clear market leadership.

pg. 7

The investments and acquisitions we have made over the past six years have built a foundation to drive value across the organization both organically and inorganically.    This will only be accelerated by the opportunity this transaction affords us via the leadership strength of Larry Kingsley as he clearly has a proven track record of delivering value consistently for his shareholders.

As Larry mentioned in his opening comments, most of what he liked about our business is that there were many parallels between what he looked for in IDEX businesses and what we currently have…a great position in a good industry, organic and inorganic growth, technological and brand differentiation, capital-lite investment requirements, high and defensible margins with significant expansion opportunity. All are present at Mirion and over the next few slides I’ll spend a little time walking through each of these key opportunities.

Turning to slide 11…

The detection and monitoring of ionizing radiation is at the core of everything we do. Today we apply this expertise in four distinct but related end markets: Medical, Labs, Diversified Industrial (which is primarily Defense and civil applications) and nuclear power.    Even though we have forecast only 2-4% market growth for nuclear power, we see the current demand backdrop as the most attractive in the last twenty plus years with an already in-process recovery in new plant construction back to long term trend, predictable replacement cycles and increasing pressure for lower emissions. Mid-single digit plus growth in healthcare is supported by secular and demographic trends, global penetration and historical performance. Our diversified industrials outlook is underwritten by predictable replacement cycles and required product upgrades. Overall, we see 4-6% market growth over time with an internal target to outgrow these markets by 100-200 bps per year.

Turning to slide 12…

As I covered previously, we are global market leaders. We operate from great positions of strength. Our breadth of portfolio in nuclear power, medical, labs civil and defense is unmatched. We are the largest pure-play provider of equipment and services for the measurement and detection of ionizing radiation serving very attractive end-markets. In our market, technological leadership, speed and customer responsiveness are very important and being the largest pure play provider in this space has, and will continue, to be a differentiator for us in the market.

pg. 8

While I am excited about the momentum we have seen during the last six years at Mirion, as we delivered above market top and bottom line growth, I am actually more excited about the opportunities we have ahead. There is clear runway to further strengthen the business through top line growth and margin enhancing opportunities.

Turning to slide 13…

Another area of our business that is very compelling is that over 70% of our $700 million, is driven by some form of recurring revenue. There are a few different sources of this recurring piece as it is made up of non-discretionary, mission critical replacement, upgrade and maintenance orders or general, recurring service contracts from medical, lab, nuclear, civil and defense customers. We have been in this business for a very long time, and because of that our global installed base is quite large and we are constantly mining it for additional opportunities. This base increases the overall stability of the business.

The remaining approximately 30% of sales is comprised of semi-discretionary civil, defense or research sales tied to replacing the aging installed base or new projects/installations. While neither new projects (at ~6% of sales) or discretionary civil and defense sales (at ~21% of sales) are classified as recurring in nature, they are typically part of long standing investment programs and are therefore either in long-term backlog or generally predictable.

Moving to slide 14…

Another great aspect of our business is the highly diversified customer base we possess, with deeply established relationships that span decades. While we cannot list all of our customers on this one page, due to both space and confidentiality constraints, we have great traction with all the leading nuclear power operators and reactor providers, radiation labs, medical clinics and allied defense and civil authorities. We are constantly making sure that we are properly aligned to meet the needs of these customer segments.

pg. 9

Additionally, you will see we have blue chip customers across all end markets which we believe will continue to make us unique, as we expand into near, closely related, adjacencies.

Turning to slide 15…

As we’ve already touched on, there are tremendous opportunities for growth across the business, both organic and inorganic.

Organically, we have just scratched the surface on very meaningful opportunities for top line growth.

Innovation is focused in every aspect of the business: hardware, software, and service. Speed is key, and our pace has markedly improved and you will see us continuing to add more investment dollars and focus in new products and technology.

In addition to the product side, we have opportunities and active programs in our service organization which will allow us to expand our service offerings and broaden our capabilities.

Software and deployed sensor digitalization is a market space that is in early development, but which offers tremendous potential. More and more applications require software, apps, and smart sensors to capture and analyze more data, reduce labor cost, increase up-time and improve the quality of outcomes. Our pure-play focus, technological leadership and scale position us well to capture this growth.

We also have significant inorganic potential for growth, a successful acquisition track record and a deep acquisition pipeline. We play in a fragmented industry and there are many opportunities for bolt-on acquisitions. We have had multiple successes with this approach in the last six years and we are certainly enhancing our capabilities with Larry on board.

Turning to slide 16

We also have clear margin expansion opportunity, where there is both tremendous upside and multiple self-help levers. Mirion’s leading public peers consistently earn margins approximately 500 bps above our current margins and we see no structural reason that we cannot close that gap and more. Product mix should be a tailwind as we grow in medical, dosimetry services and software.

pg. 10

Consistently applying and improving the flywheel of the Mirion Operating System as well as delivering on efficiencies in procurement, R&D and product management will allow the company to continue to deliver ~50-60% contribution margins on organic growth and provide resources to plant seeds for future profitable growth.

Finally, free cash flow conversion should continue to be excellent and growth should be strong. We operate in a capital-lite industry and our digital transformation spending is minimal. At close, we will start out with comfortable debt levels, solid cash flows and a clear path to consistent, long-term earnings growth. We see real, near-term opportunity to improve free cash flow via our committed debt refinancing and longer-term opportunity as we undertake disciplined working capital and tax planning for the first time.

So, overall I’m really excited about what we have accomplished over both the past sixteen years, but more importantly I can’t wait to close this transaction and execute our game plan as there is certainly more runway in front of us than behind us.

I would like to take this moment to thank all 2,500 Mirion employees for all for your past and future support. With that, I’ll turn it over to Brian to talk about the financials.

Thanks, Tom.

Turning to slide 17…

We summarize our historical Pro Forma financial results starting with FY 2018 – the first full year post our acquisition of Canberra – and we preview our current year and go-forward financial projections through 2023. I would note that we report on June 30 fiscal year end.

Starting with the upper left-hand chart, we have grown the top-line approximately $80 million from 2018 through 2021e – this represents an approximately 4.5% organic growth rate despite the COVID induced global recession. On an as-reported basis (see slide 24), the top line grew by ~$180 million due primarily to acquisitions plus mid-single digit organic growth less a modest FX headwind.

pg. 11

Organic growth on a Pro Forma basis has accelerated from 3% to 4% to 6% in FY’19, ’20 and ’21e as nuclear power end markets strengthened, certain new product introductions took place and some markets recover from a modest COVID headwind. We expect our strong growth to continue in 2022 – projecting – possibly conservatively — 4.9% organically, and we are modeling – again, possibly conservatively – 5.4% in 2023.

Moving to the upper right-hand chart, we illustrate our historical Pro Forma and projected adjusted EBITDA from 2018 through 2023. Since 2018, we have grown adjusted EBITDA over $40 million to a projected $172 million in 2021. This profitability growth includes the 2020 impact of an acquisition with ~$40mm in sales and zero adjusted EBITDA which – all other things being equal – negatively impacted adjusted EBITDA margin by approximately 150 basis points. The synergy capture from this acquisition will provide a significant tailwind to adjusted EBITDA growth in ’22 and ‘23.

Going forward, we are conservatively projecting relatively modest adjusted EBITDA margin growth over the next two years – approximately 90-100 basis points per year on average – but, we believe there are considerable opportunities to significantly increase operating margins above this level in the short, medium and long-term. Our current adjusted EBITDA margin is approximately 500 basis points lower than some of our peers, and we believe there are no significant structural differences that would preclude us from being at, or above, our peers.

Quickly moving to the bottom left-hand chart, we illustrate our historical Pro Forma and projected cash conversion. Together with the chart on the bottom right reporting our adjusted historical Pro Forma and forecasted adjusted EBITDA less Maintenance Capex, the takeaway is that is our annual maintenance capex requirement is rather limited at approximately 1.5%, or $10 to $15 million, and that our cash conversion should be high. Bottom line: this business is relatively asset light and should be able to generate strong free cash flow going forward.

Moving to slide 18…

We show an illustrative Pro Forma capital structure where we assume the pay down of the outstanding Term Loans and Other Debt at closing. There is a significant leverage reduction from 4.8 times pre-transaction to 3.0 times after closing. Historically, approximately 35-40% of our adjusted EBITDA was used to service debt. With this cash infusion, we expect to significantly lower annual cash interest. Based upon the free cash flow we expect to generate over the next two years, our net leverage could be well below 2 times as we exit 2023 – of course, dependent upon any inorganic activity or other uses of cash.

pg. 12

With that said, I’ll turn it over to Tom Knott of Goldman Sachs.

Turning to slide 19…

Thank you, Brian. As you can tell by the team’s comments, we are excited by this opportunity. Adding to our excitement is the valuation we are delivering Mirion to the market. Specifically, Mirion is being offered at approximately a 35 to 40% discount relative to the peers we have identified on page 19. I note that all figures here are shown on a calendar year basis for comparability. We like the company’s capital-lite business model, its high returns on invested capital, its resilient revenue mix, the prospects for long term growth, the opportunity to deploy substantial capital at attractive returns in inorganic activities and the margin expansion discussed earlier.

Taken together we believe the opportunity represents an attractive risk reward for our shareholders.

With that, I will turn it over to Larry, for some closing comments

Slide 20:

As I said at the beginning, I am incredibly excited about this opportunity. Mirion has a great position in a good industry and we see a clear path to deliver solid and consistent long term organic and inorganic growth with more than 500 bps of margin upside – all things we saw at IDEX at the beginning.

The Investor Presentation, which will be filed today, has a lot more detail and should go a long way to helping you see why we are so excited about this company. Tom, his team, and I look forward to providing our shareholders great returns for many years to come. We hope you will join us.

Operator, you may now conclude the call.

pg. 13

Operator’s closing script:

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

pg. 14